Jeffrey S. Marks, Esq.

9 Chatelaine

Newport Coast, California 92657

(949) 887-8877

November 30, 2020

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Michael C. Foland

Re:	Flower Turbines, Inc. Offering Statement on Form 1-A File No. 024-11330

Dear Mr. Foland:

This letter is submitted on behalf of our client, Flower Turbines, Inc. (the “Company”), regarding the Company’s offering statement on Form 1-A, filed September 30, 2020.  The following are the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), specified in the Commission’s letter dated November 20, 2020; referencing where appropriate, the revisions made in Amendment No. 1 to the Form 1-A which was filed on or about the date of this letter. For your convenience, we have included each of your comments before each of the Company’s responses, and they correspond to the headings and order of the paragraphs in your letter.  References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Amendment No. 1 to Offering Statement on Form 1-A

Plan of Distribution

Bonus Shares; Discounted Price for Certain Investors, page 16

1.	Comment: In your response to prior comment 2, you indicate you revised the disclosure to reflect that investors will not pay the processing fee on bonus shares. We are unable to locate this disclosure. Please advise.

Response: We have revised our disclosure in accordance with the Staff’s comments.

Interim Financial Statements, page F-1

2.	Comment: Each of your interim financial statements, including footnote pages include the caption, "No assurance provided." Please identify the guidance that supports or requires the inclusion of this notation and explain why its warranted when you have labeled these financial statement and footnotes as unaudited

Response: The financial statements have been revised to remove the “No assurance provided” statements.

Consolidated Statements of Changes in Stockholders' Equity, page F-3

3.	Comment: Please address the following items:

•	On your balance sheet on page F-1, you disclose there are currently 1,045,193 shares issued and outstanding as of June 30, 2020, but in your statement of changes in stockholders' equity, you show 868,858 shares issued and outstanding as of June 30, 2020. Please advise or revise accordingly.
•	You currently show a Member's Equity balance of $(29,795) as of June 30, 2020. We further note this amount is not shown under stockholder's equity in your balance sheet. Similarly, it does not appear that all of the amounts in the Members' Equity column for 2019 are consistent with the statements of changes in stockholders' equity for 2019 on page F-5 (full year). Also, note a line item for June 30, 2019 is not required in the statement of changes in stockholders' equity. Refer to Rule 8-03 of Regulation S-X. Please advise or revise.
•	The line item, Balance at June 30, 2020 appears to be mislabeled as Balance at December 31, 2019. Please revise.

Response: The financial statements have been revised in accordance with the Staff’s comments.

Notes to Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

Revenue Recognition, page F-7

4.	Comment: Your current disclosure indicates that you have not realized revenue from operations. However, you have recognized revenue in the six months ended June 30, 2020. Please expand your revenue recognition policy to disclose how you recognize revenue.

Response: The financial statements have been revised in accordance with the Staff’s comments.

General

5.	Comment: As requested in prior comment 1, please confirm in your response letter that the processing fees investors will pay to StartEngine Primary, LLC will be included in the aggregate purchase price paid by an investor when calculating the maximum amount nonaccredited investors may invest under Rule 251(d)(2)(i)(C).

6.	Response: We confirm that the processing fees investors will pay to StartEngine Primary, LLC will be included in the aggregate purchase price paid by an investor when calculating the maximum amount nonaccredited investors may invest under Rule 251(d)(2)(i)(C).

The changes reflected in Amendment No. 2 have been made in response to the Staff’s comments and for the purpose of updating and revising certain other information. I hope this response letter and the amendments to the above referenced filing adequately address the issues raised in your comment letter.

If you should require any additional information or clarification, please do not hesitate to contact me at 949-887-8877.

Very truly yours, /Jeffrey S. Marks/ Jeffrey S. Marks